UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Achieve Life Sciences, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

004468500
(CUSIP Number)

May 25, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468500	13G/A	Page 1

1 Names of Reporting Persons

Contrarian Achieve SPV LP

2 Check the Appropriate Box if a Member of a Group
			(a) 	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

Delaware


			5 Sole Voting Power
NUMBER OF SHARES	0 shares
BENEFICIALLY OWNED 	6 Shared Voting Power
BY EACH	 		1,978,377 shares
REPORTING PERSON	7 Sole Dispositive Power
WITH	        	0 shares
			8  Shared Dispositive Power
			1,978,377 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

1,978,377 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by
Amount in Row 9

9.2%

12 Type of Reporting Person (See Instructions)

IV, Reporting Person is a private investment company

(1)This Schedule 13G/A is being filed jointly by Contrarian Achieve SPV LP (the SPV), Contrarian
Achieve GP LLC, as general partner of the SPV(the SPV GP),
Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC,as investment manager to the Fund
(the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM
(together, the SPV, SPV GP, Fund, Fund GP,
Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of Common Stock (1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock. The SPV GP,
Fund GP, Fund IM and Parker
Quillen are filing jointly with the
SPV and Fund as a result of their
dispositive power over the shares from
their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 2

1 Names of Reporting Persons

Contrarian Alpha, LP

2 Check the Appropriate Box if a Member of a Group

			(a) 	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

Delaware

			5 Sole Voting Power
			0 shares
NUMBER OF SHARES	6 Shared Voting Power
BENEFICIALLY OWNED 	120,000 shares
BY EACH REPORTING 	7 Sole Dispositive Power
PERSON WITH		0 shares
			8 Shared Dispositive Power
			120,000 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

120,000 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by Amount in Row 9

0.6%

12 Type of Reporting Person (See Instructions)

IV, Reporting Person is a private investment company

(1) This Schedule 13G/A is being filed jointly by Contrarian
Achieve SPV LP (the SPV), Contrarian Achieve GP LLC, as general partner of the SPV (the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM
(together, the SPV, SPV GP, Fund, Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of
Common Stock (1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock.
The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 3

1 Names of Reporting Persons

Contrarian Achieve GP LLC

2 Check the Appropriate Box if a Member of a Group

			(a) 	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

Delaware

			5 Sole Voting Power
			0 shares
NUMBER OF SHARES	6 Shared Voting Power
BENEFICIALLY OWNED 	1,978,377 shares
BY EACH REPORTING 	7 Sole Dispositive Power
PERSON WITH		0 shares
			8 Shared Dispositive Power
			1,978,377 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

1,978,377 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by Amount in Row 9

9.2%

12 Type of Reporting Person (See Instructions)

IA, Reporting Person is an investment adviser

(1) This Schedule 13G/A is being filed jointly by Contrarian Achieve SPV LP (the SPV),
Contrarian Achieve GP LLC, as general partner of the SPV (the SPV GP), Contrarian Alpha, LP (the Fund),
Contrarian Alpha GP, LLC, as general partner to the Fund
(the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP,
Fund, Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of
Common Stock (1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock.
The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed
May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 4

1 Names of Reporting Persons

Contrarian Alpha GP LLC

2 Check the Appropriate Box if a Member of a Group

			(a) 	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

New York

			5 Sole Voting Power
			0 shares
NUMBER OF SHARES	6 Shared Voting Power
BENEFICIALLY OWNED 	120,000 shares
BY EACH REPORTING 	7 Sole Dispositive Power
PERSON WITH		0 shares
			8 Shared Dispositive Power
			120,000 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

120,000 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by Amount in Row 9

0.6%

12 Type of Reporting Person (See Instructions)

IA, Reporting Person is an investment adviser

(1) This Schedule 13G/A is being filed jointly by Contrarian Achieve SPV LP (the SPV),
Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund),
Contrarian Alpha GP, LLC, as general partner to the Fund
(the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund, Fund GP,
Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of
Common Stock (1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock.
The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 5

1 Names of Reporting Persons

Contrarian Alpha Management LLC

2 Check the Appropriate Box if a Member of a Group

			(a)  	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

New York

			5 Sole Voting Power
			0 shares
NUMBER OF SHARES	6 Shared Voting Power
BENEFICIALLY OWNED 	120,000 shares
BY EACH  		7 Sole Dispositive Power
REPORTING PERSON 	0 shares
WITH			8 Shared Dispositive Power
			120,000 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

120,000 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by Amount in Row 9

0.6%

12 Type of Reporting Person (See Instructions)

IA, Reporting Person is an investment adviser

(1) This Schedule 13G/A is being filed jointly by Contrarian Achieve SPV LP (the SPV), Contrarian Achieve GP LLC, as general partner of the SPV (the SPV GP), Contrarian Alpha, LP
(the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of Common Stock
(1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock. The SPV GP,
Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 6

1 Names of Reporting Persons

Parker Quillen

2 Check the Appropriate Box if a Member of a Group

			(a) 	[ ]
(See instructions)	(b)	[X]

3 SEC USE ONLY

4 Citizenship or Place of Organization

USA

			5 Sole Voting Power
			0 shares
NUMBER OF SHARES	6 Shared Voting Power
BENEFICIALLY OWNED 	2,098,377 shares
BY EACH REPORTING 	7 Sole Dispositive Power
PERSON WITH		0 shares
			8 Shared Dispositive Power
			2,098,377 shares

9 Aggregate Amount Beneficially Owned by each Reporting Person

2,098,377 shares

10 Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (see instructions)	[ ]

11 Percent of Class Represented by Amount in Row 9

9.7%

12 Type of Reporting Person (See Instructions)

IN, Reporting Person is an individual

(1) This Schedule 13G/A is being filed jointly by Contrarian Achieve SPV LP (the SPV), Contrarian Achieve GP LLC, as general partner of the SPV (the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM
(together, the SPV, SPV GP, Fund, Fund GP,
Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,978,377 shares of
Common Stock (1,318,918 shares of Common Stock and 659,459 currently exercisable warrants each exercisable for one share of Common Stock) and Contrarian Alpha, LP owns 120,000 shares of Common Stock.
The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting Persons is based on 21,589,821 shares of Common Stock Issued and outstanding as of May 25, 2023, as reported by the Issuer in its Form 424B5 and Form 8-K, each filed May 25, 2023 and including the exercisable warrants held by Contrarian Achieve SPV LP.

CUSIP No. 004468500	13G/A	Page 7

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on November 28, 2022 with respect to the Common Stock of the Issuer (the Schedule 13G).
Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 4. Ownership.

Reference is hereby made to I
tems 5-9 and 11 of Pages 1-7 of this
Schedule 13G/A, which Items are incorporated by reference herein.

Item 10. Certification.

By signing below, Parker Quillen certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 004468500	13G/A	Page 8

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	May 30, 2023

Contrarian Achieve SPV, LP
Contrarian Achieve GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager of General Partner, Contrarian Achieve GP LLC

Contrarian Achieve GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager

Contrarian Alpha, LP
Contrarian Alpha GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager of General Partner, Contrarian Alpha GP LLC

Contrarian Alpha GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager

Contrarian Alpha Management LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager

/s/ Parker Quillen
Name: Parker Quillen

CUSIP No. 004468500	13G/A	Page 9

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13G/A (including additional amendments thereto) with respect to the shares of Common Stock of Achieve Life Sciences, Inc.
This Joint Filing Agreement shall be
filed as an Exhibit to such Statement.

Date: May 30, 2023

Contrarian Achieve SPV, LP
Contrarian Achieve GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager of General Partner, Contrarian Achieve GP LLC

Contrarian Achieve GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager

Contrarian Alpha, LP
Contrarian Alpha GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager of General Partner, Contrarian Alpha GP LLC

Contrarian Alpha GP LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager

Contrarian Alpha Management LLC

/s/ Parker Quillen
By: Parker Quillen
its: Manager Parker Quillen

/s/ Parker Quillen
Name: Parker Quillen

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)